Exhibit 99.1

STAR BULK COMPLETES MERGER WITH EAGLE BULK

ATHENS, GREECE - April 9, 2024 - Star Bulk Carriers Corp. (“Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced that it has completed its merger with Eagle Bulk Shipping Inc. (“Eagle”).

Under the terms of the merger agreement, each Eagle shareholder received 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned. Eagle common stock has ceased trading and will no longer be listed on the New York Stock Exchange.

Petros Pappas, Chief Executive Officer of Star Bulk, said, “This is an exciting day for Star Bulk as we bring together our companies and create a global leader in dry bulk shipping. We are moving forward with greater scale, a stronger financial profile and unique technical and commercial capabilities to grow our business, better serve our customers and deliver sustainable value for our shareholders.”

Board and Leadership Team Appointments

In connection with the closing of the merger, Gary Weston has joined the Star Bulk Board of Directors, Bo Westergaard has joined Star Bulk’s new leadership team and Costa Tsoutsoplides will serve as interim Senior Advisor to assist with business integration.

Advisors

Cravath, Swaine & Moore LLP served as legal counsel to Star Bulk. Houlihan Lokey served as financial advisor to Eagle and Akin Gump Strauss Hauer & Feld LLP served as legal counsel to Eagle and Hogan Lovells US LLP served as legal counsel to the Board of Directors of Eagle.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore, Germany and Denmark. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of April 9, 2024, Star Bulk has a fleet of 163 owned vessels, with an aggregate capacity of 15.6 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 53,489 dwt and 209,537 dwt.

Cautionary Statement Regarding Forward Looking Statements

This press release contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.  Star Bulk has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates.  Forward-looking statements in this press release include without limitation, statements about the benefits of the transaction, including future financial and operating results and synergies and Star Bulk’s plans, objectives, expectations and intentions.  Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: the effects of disruption caused by the announcement of the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; risks related to Star Bulk’s ability to successfully integrate Eagle’s operations and employees; the risk that the anticipated tax treatment of the proposed transaction between Star Bulk and Eagle is not obtained; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the transaction; actual or contingent liabilities; and other risks and uncertainties discussed in Star Bulk’s and Eagle’s filings with the SEC, including in “Part I. Item 3. Key Information D. Risk Factors” of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, “Part I. Item 1A. Risk Factors” of Eagle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Star Bulk’s subsequent current reports on Form 6-K. You can obtain copies of these documents free of charge from the Securities and Exchange Commission’s website at https://www.sec.gov. Star Bulk does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.

Contacts

Investor Relations
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com

Jim Golden / Tali Epstein / Jack Kelleher
Collected Strategies
StarBulk-CS@collectedstrategies.com